# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Epilog Imaging Systems, Inc.
75 E. Santa Clara Street, Suite 600
San Jose, CA 95003
www.epilog.com

Up to $1,069,998.75 in Common Stock at $0.75
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Company:

**Company:** Epilog Imaging Systems, Inc.
**Address:** 75 E. Santa Clara Street, Suite 600, San Jose, CA 95003
**State of Incorporation:** DE
**Date Incorporated:** June 28, 2010

# Terms:

### Equity

**Offering Minimum:** $9,999.75 | 13,333 shares of Common Stock
**Offering Maximum:** $1,069,998.75 | 1,426,665 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.75
**Minimum Investment Amount (per investor):** $198.00

*\*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## Perks* and Investment Bonus

**Early Bird**

First week get 10% bonus shares

Second week get 5% bonus shares

**Volume**

$500+ | Receive a free Exclusive Owners T-shirt

$1,000+ | VIP Epilog owner 50% off any purchase through 2025 (Limit 1 item)

$5,000+ | Early access free Sherpa and extra 10% bonus shares

$10,000+ | Early access Free Sherpa and free upgrade trade for 2 years and extra 10% bonus shares

$50,000+ | above + dinner with founding team in San Francisco

$100,000+ | above + optional board seat

**\* Expected date of delivery on Sherpa will be within one year of a $500K+ raise**

## The 10% Bonus for StartEngine Shareholders

Epilog Imaging Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.75 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $75.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

**Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.**

## The Company and its Business

### Company Overview

Epilog was founded by Michael and Lance Mojaver with the goal of using robotics and computer vision to empower humans. Specifically, our focus is in developing AI vision products related to automobiles, self-driving, and the transportation industry. At Epilog we are seeking to bring a human quality AI-based vision system to millions of cars currently on the market. Our products are significantly more compact and cost-efficient than any other solution in navigating objects in large outdoor spaces (like roads, parking lots, etc.)

Epilog was originally founded as Biotronix Corporation in 2010 as a holding company and later changed its name to Epilog Imaging Systems, Inc. on July 27th, 2015 at which point it began operations.

**Previous Reg. CF Offering**

In 2019, Epilog conducted a crowd fundraising campaign with Seedinvest to raise $1.5M. The proceeds were intended to develop and market Sherpa (the self-driving product). We did a side-by-side Reg CF and Reg D, the $600K was the combined minimum.The Reg CF minimum of $25K was exceeded but the overall campaign minimum of $600K was not. We decided to not take the funds as we didn't raise enough to help develop and market Sherpa.

### Competitors and Industry

Epilog has different competitors that span multiple industries. Epilog's business is focused on producing the technology and AI as opposed to the end products of some competitors. The industry landscape includes automobile manufacturers, tech transportation companies, and manufacturers of professional digital cinematography cameras and accessories.

Competing solutions use a complex patchwork of sensors and AI where a single Epilog device excels at lower cost. For example, Tesla uses 8 cameras with 5 of them looking forward to navigate traffic in a system with significant safety holes especially at night. Self-driving taxis (Waymo, Uber, etc.) add Lidar to see better at night but at a cost of hundreds of thousands of dollars more. High quality imaging at night is also possible from hollywood type cameras, e.g. Red.com, but these lack any AI capability and cost tens to hundreds of thousand dollars each.

Epilog disruptive patented AI vision technology can see during the day or night with extremely high quality and at very low cost and minimal complexity. We are working with car companies to build the technology in future cars (2023+) and for immediate use have developed (Sherpa) an after-market solution for existing cars, as well as devices for traffic management.

### Current Stage and Roadmap

Epilog has completed two pre-production product devices leveraging our ground breaking 8K optics and integrated AI. The two products Ultimax and Sherpa are intended to be sold in the market beginning in 2020.

Ultimax is designed to relieve queues at transportation hubs through active monitoring and messaging. We have early lead customers engaged at major airports, transit stations, and metro areas.

Sherpa is a driver assistance system extensively tested in extended traffic jam self-driving scenarios. Sherpa can be added to millions of cars equipped with Lane Keeping Assist Systems (LKAS) on the road today.

Both products have demonstrated Epilog's ability to replace complicated systems of cameras, fiber optics links and servers with a more integrated solution at a fraction of the cost.

Our current roadmap is to reduce the size of the products (roughly from the current football sized to baseball sized) , weather-proof, complete compliance testing and customer trials in about one year time.

## The Team

### Officers and Directors

**Name:** Michael Mojaver

Michael Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO
  **Dates of Service:** June 28, 2010 - Present
  **Responsibilities:** Making major corporate decisions, managing the overall operations and resources of the company. Michael currently takes no salary (cash or equity compensation) from Epilog for his role.

- **Position:** Secretary/Treasurer
  **Dates of Service:** June 28, 2010 - Present
  **Responsibilities:** Responsible for the efficient administration and ensuring compliance with statutory and regulatory requirements. Michael currently takes no salary (cash or equity compensation) for this role.

- **Position:** Director
  **Dates of Service:** January 01, 2015 - Present
  **Responsibilities:** determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies. Office or other agencies. calling meetings, including an annual meeting of shareholders. Michael currently takes no salary (cash or equity compensation) for this role.

**Name:** Lance Mojaver

Lance Mojaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  **Dates of Service:** June 01, 2015 - Present
  **Responsibilities:** Responsible for outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs. Lance currently takes no salary (cash or equity compensation) for this role.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### *Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### *Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### *Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### *We are reliant on one main type of service*
All of our current services are variants on one type of service, providing products

related to artificial intelligence (AI) vision systems. Our revenues are therefore dependent upon the market for customers and corporations interested in AI vision systems and related technology.

### We may never have an operational product or service

It is possible that there may never be an operational Sherpa or Ultimax programs or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

### Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Sherpa and/or Ultimax. Delays or cost overruns in the development of our Sherpa and/or Ultimax and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### Minority Holder; Securities with Voting Rights

The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

***Our new product could fail to achieve the sales projections we expected***
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

***We face significant market competition***
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

***We are an early stage company and have not yet generated any profits***
Epilog Imaging systems was formed on 6/28/2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epilog Imaging Systems, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Sherpa and/or Ultimax is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As a technology-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Epilog Imaging Systems, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Epilog Imaging Systems, Inc could harm our reputation and materially negatively impact our financial condition and business.

*Product Liability Risk*
Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Michael Mojaver | 10,000,000 | Common Stock | 81.56 |

## The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,426,665 of Common Stock.

### Common Stock

The amount of security authorized is 25,000,000 with a total of 12,260,913 outstanding.

### Voting Rights

Each share is entitled to 1 vote.

### Material Rights

Dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

### Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

### Voting Rights

The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

*Material Rights*

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are premitted by th e Delaware General Corporation Law.

## What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $220.00
  **Number of Securities Sold:** 2,199,608
  **Use of proceeds:** Stock sold here at par value
  **Date:** October 01, 2018
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $6.00
  **Number of Securities Sold:** 61,305
  **Use of proceeds:** Stock sold here at par value
  **Date:** October 01, 2018
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led** to the performance of financial statements:

Most of our development in 2019 was focused on software which is not capital intensive. We continued to rely on an employee stock compensation program. The circumstances which led to low revenue performance on our financial statements are as follows:

1) We turned down product sales opportunities where supporting the product would be resource intensive

2) We turned down contract revenue opportunities to avoid distraction or strategic

OEM mis-alignment.

**Historical results and cash flows:**

Company has transitioned from the pure R&D phase to supporting product sales and service contracts in 2020. Historical results do not reflect future cash flows since we were not in position to deliver a product prior to 2020.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Our current capital resources are based on a few areas including hardware development support & partnerships and shareholder loans. Most of the Epilog hardware development effort was sponsored by Jabil Optics in 2018. Our primary R&D effort is software and business development activities which are contributed by our team on equity basis. Also being strategically located in Silicon Valley - every top OEM in the world is within a 45 minute drive from our offices so travel expense are minimal.

Company is extremely efficient and has very low overhead otherwise, major shareholders cover expense on an ongoing basis as loans. As we transition to delivering product to customer traditional lines of credit and inventory financing will be secured as needed.

We have conducted a successful (ongoing) crowdfunding campaign that has made cash available for the purpose of initial product deliveries.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds of this campaign factor into our financial resources as they are key to Epilog's ability to launch production of initial units. These launches will in turn provide us an ability to generate revenue.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds of this campaign are necessary to the viability of the company. Epilog has bootstrapped itself from its inception. Our plan is to continue to do this with or without the funds from this raise, however, the funds from this raise will provide us the opportunity to move through our production process faster and get to market.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise our minimum, we expect to engage lead customers and generate sufficient revenues to continue operating the company into 2021 even if no other funding is raised in 2020.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise our maximum funding goal, the funds are sufficient for launching production of initial customer samples and supporting operations for one or two years.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Epilog will emphasize every type of fundraising to support its production needs going forward including capital contributions, lines of credit and future capital raises.

## Indebtedness

- **Creditor:** Pepper & Hamilton LLP
  **Amount Owed:** $139,498.00
  **Interest Rate:** 5.0%
  **Maturity Date:** December 31, 2025

- **Creditor:** Michael Mojaver
  **Amount Owed:** $280,476.00
  **Interest Rate:** 5.0%
  **Maturity Date:** December 31, 2025

## Related Party Transactions

- **Name of Entity:** Michael Mojaver
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** During the years ending December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. On December 31, 2018 and 2017, the amount of advances outstanding is $186,375 and $167,575, respectively, and are recorded under 'Advances – related party' on the balance sheets.
  **Material Terms:** These advances accrue interest at the minimum federal

statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2018 and 2017 was $94,101 and $92,172, respectively.

- **Name of Entity:** Lance Mojaver
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** During October 2018, the Company's chief technology officer purchased 1,716,528 common shares.
  **Material Terms:**

- **Name of Entity:** Nina Mojaver
  **Relationship to Company:** Family member
  **Nature / amount of interest in the transaction:** Nina Mojaver owns 123,062 shares.
  **Material Terms:** Epilog was using office space at building Nina Mojaver owns in downtown San Diego for several years. The equivalent rent based on the current offering price of 75 cents a share would be approximately $92K.

## Valuation

**Pre-Money Valuation:** $9,195,684.75

**Valuation Details:**

We determined our pre-money valuation based on multiple factors including:

Epilog's intellectual property assets, Epilog's working prototypes, Epilog's target market, team, Epilog's partnerships, and Epilog's interested potential customers.

Epilog's IP assets are key to the business. Epilog IP includes multiple issued patents, comprising a substantial amount of claims that broadly cover the entire value chain of Epilog inventions, along with various trademarks and service marks to protect the Epilog brand.

The Epilog products are working prototypes being tested by potential customers. The Epilog industry (artificial intelligence and self-driving cars) is currently highly active among VCs. We believe that the product is urgently needed in the marketplace as we beileve Epilog products will save lots of lives and/or money.

The market Epilog is targeting has a global annual revenues in the multi-billion dollar range. The Epilog target market is growing by 10-30% per year.

In addition to the above, Epilog's team includes founders and co-founder of multiple successful high-tech startups including a public offering. Epilog has two computer vision scientists on their team (1 PhD) with research experience at world premier institutions. Also, Epilog has sales/marketing/business development experts who understand and have extensive contacts within industry.

Epilog's strategic partnership with Jabil provide key assistance to production to help us realize our products. Jabil, a Fortune 500 company has invested in resources for Epilog.

In conclusion, we believe that the valuation accurately reflects the key aspects of our business: our intellectual property, our team's experience, our partnerships, and our products. Epilog set its valuation internally, without a formal third-party independent valuation.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Development of production samples*
  96.5%
  At the minimum funding level the bulk of funds will be directed to development of production samples. The production samples will be sold to lead customers for installation in pilot programs.

If we raise the over allotment amount of $1,069,998.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  13.0%
  Digital marketing, trade shows, travel, entertainment and commissions to sales reps.

- *Research & Development*
  11.0%
  Non Recurring Engineering costs and R&D support materials.

- *Company Employment*
  29.0%
  Engineering, business development, accounting and technical support.

- *Operations*
  10.5%
  Professional services, supplies, phones, network, equipment leases, utilities, rent, vehicles.

- *Inventory*
  33.0%

Cost of goods for building initial product samples.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.epilog.com (www.epilog.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/epilog

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Epilog Imaging Systems, Inc.

*[See attached]*



**EPILOG IMAGING SYSTEMS, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2019 and 2018

**EPILOG IMAGING SYSTEMS, INC.**

Years Ended December 31, 2019 and 2018

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Epilog Imaging Systems, Inc.
75 E Santa Clara Street, Suite 600
San Jose, CA 95113

We have reviewed the accompanying financial statements of Epilog Imaging Systems, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

April 27, 2020

**EPILOG IMAGING SYSTEMS, INC.**
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Assets |  |  |
| Current assets |  |  |
| Cash and cash equivalents | $ 30,704 | $ 528 |
| Inventory | - | - |
| Total current assets | 30,704 | 528 |
| Intangible assets, net | 334,568 | 323,106 |
| Total assets | $ 365,272 | $ 323,634 |
| Liabilities and stockholders' equity |  |  |
| Current liabilities |  |  |
| Accounts payable | $ 173,902 | $ 139,498 |
| Accrued interest - related party | 94,101 | 94,101 |
| Convertible notes | 30,000 | - |
| Advances - related party | 223,525 | 186,375 |
| Total current liabilities | 521,528 | 419,974 |
| Total liabilities | 521,528 | 419,974 |
| Commitments and contingencies | - | - |
| Stockholders' equity |  |  |
| Common stock, 12,260,913 and 10,000,000 shares issued |  |  |
| and outstanding at December 31, 2018 and 2017 | 1,226 | 1,226 |
| Additional paid-in capital | 580,849 | 580,849 |
| Accumulated deficit | (738,331) | (678,415) |
| Total stockholders' equity | (156,256) | (96,340) |
| Total liabilities and stockholders' equity | $ 365,272 | $ 323,634 |

See accountants' review report and accompanying notes to the financial statements.

**EPILOG IMAGING SYSTEMS, INC.**

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Revenue | $ 9,990 | $ - |
| Gross profit | 9,990 | - |
| Operating expenses |  |  |
| General and administrative | 31,871 | 22,474 |
| Research and development | 8,861 | 8,819 |
| Depreciation and amortization | 22,942 | 22,941 |
| Travel | 6,232 | 4,910 |
| Total operating expenses | 69,906 | 59,144 |
| Income (loss) from operations | (59,916) | (59,144) |
| Other income (expense) |  |  |
| Interest expense | - | (1,929) |
| Total other income (expense) | - | (1,929) |
| Net income (loss) before income taxes | (59,916) | (61,073) |
| Provision for income taxes | - | - |
| Net income (loss) | $ (59,916) | $ (61,073) |

See accountants' review report and accompanying notes to the financial statements.

3

**EPILOG IMAGING SYSTEMS, INC.**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Paid-in Capital | Earnings (Deficit) | Equity |
| **Balance on December 31, 2017** | 10,000,000 | 1,000 | 580,849 | (617,342) | (35,493) |
| Issuance of common stock for cash | 2,199,608 | 220 | - | | 220 |
| Issuance of common stock for services | 61,305.00 | 6 | - | | 6 |
| Net income (loss) | | | | (61,073) | (61,073) |
| **Balance on December 31, 2018** | 12,260,913 | $ 1,226 | $ 580,849 | $ (678,415) | $ (96,340) |
| Net income (loss) | | | | (59,916) | (59,916) |
| **Balance on December 31, 2019** | 12,260,913 | $ 1,226 | $ 580,849 | $ (738,331) | $ (156,256) |

See accountants' review report and accompanying notes to the financial statements.

## EPILOG IMAGING SYSTEMS, INC.
### STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018
(unaudited)

| | 2019 | 2018 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | $ (59,916) | $ (61,073) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 22,942 | 22,941 |
| Stock based compensation | - | 6 |
| Changes in operating assets and liabilities: | | |
| Inventory | - | 4,584 |
| Accounts payable | 34,404 | 27,683 |
| Accrued interest | - | 1,929 |
| Net cash used by operating activities | (2,570) | (3,930) |
| | | |
| **Cash flows from investing activities** | | |
| Patent filings | (34,404) | (15,167) |
| Net cash used by investing activities | (34,404) | (15,167) |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of common stock | - | 220 |
| Proceeds from convertible notes | 30,000 | - |
| Advances - related party | 37,150 | 18,800 |
| Net cash provided by financing activities | 67,150 | 19,020 |
| | | |
| Net decrease in cash and cash equivalents | 30,176 | (77) |
| Cash and cash equivalents, beginning | 528 | 605 |
| Cash and cash equivalents, ending | $ 30,704 | $ 528 |
| | | |
| **Supplemental cash flow information:** | | |
| Cash paid during the period for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |

See accountants' review report and accompanying notes to the financial statements.

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the year ended December 31, 2018, the remaining inventory balance was written off.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018. Assets were fully depreciated at December 31, 2019 and 2018.

Depreciation expense for the years ended December 31, 2019 and 2018 was $0.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Convertible Notes

The Company received $30,000 from an investor in December 2019 for a convertible note as part of a funding campaign. The loan was never finalized and the funds were returned to the investor in January 2020.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $1,453 and $1,000 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $8,861 and $8,819 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $738,331 for which it may receive future tax benefits. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Commitments and Contingencies

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred and no work related to the agreement has been performed.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 27, 2020, the date these financial statements were available to be issued and noted the following:

During 2020, the CEO advanced the Company an additional $4,000.

The Company sold a total of 480,000 shares of common stock to 731 investors for total cash proceeds of $360,000.

The Company returned $30,000 to an investor for a convertible note that was not finalized.

**NOTE 2 – GOING CONCERN**

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $738,331 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 3 – INTANGIBLE ASSETS**

Intangible assets consist of the following at December 31:

|  | 2019 | 2018 |
|---|---|---|
| Patents | $ 390,000 | $ 390,000 |
| Acquisition costs | 28,349 | 28,349 |
| Other intangible assets | 22,000 | 22,000 |
| Patent filings | 192,545 | 158,141 |
|  | 632,894 | 598,490 |
| Accumulated amortization | (298,326) | (275,384) |
| Intangible assets, net | $ 334,568 | $ 323,106 |

Amortization expense for the years ended December 31, 2019 and 2018, was $22,942 and $22,941, respectively.

Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. At December 31, 2019 and 2018, the amount of advances outstanding is $223,525 and $186,375, respectively, and are recorded under 'Advances – related party' on the balance sheets. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2019 and 2018 was $94,101 and $94,101, respectively.

During October 2018, the Company's chief technology officer purchased 1,716,528 common shares, and a family member of the CEO purchased 122,609 common shares.

**NOTE 5 – STOCKHOLDERS' EQUITY**

The Company has authorized 25,000,000 shares of common stock at $0.0001 par value.

During 2010, the Company issued 10,000,000 founders shares to the CEO at par value.

In October 2018, the Company sold 2,199,608 common shares to a number of investors at par value.

In October 2018, the Company issued 61,305 common shares to an advisor for services at par value.

In 2020, the Company issued a total of 480,000 common shares to 731 investors for total cash proceeds of $360,000.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



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# Epilog AI

TRANSFORMING HOW MACHINES SEE THE WORLD





**$452,658** raised

**871**
Investors

**1**
Days Left

**$0.75**
Price per Share

**$9.2M**
Valuation

**Equity**
Offering Type

**$198.00**
Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Website | San Jose, CA | TECHNOLOGY

More than 80% of all human interactions depend on vision, things like driving a car or watching over any process. Epilog's breakthrough digital vision technology can competently manage any visual task, allowing people to focus on more important things instead. Epilog's unique Artificial Intelligence (AI) 8K technology has multiple patents granted and has an estimated 10 year lead over the competition. Currently we are accepting orders on two products in the automotive and transportation sectors planned for production later this year.

Overview | Team | Terms | Updates 5 | Comments | Follow



# Reasons to Invest

- We believe Epilog has the most compelling AI vision solution on the market with demonstrated 10-20x better image quality than HD systems and 10x less cost than comparable 8K systems in significantly smaller and more power-efficient packaging.
- We are preparing two products for production now, addressing multi-billion-dollar markets with an estimated 10 year lead over the competition
- Our strong IP position includes 8 patents granted, software, optics and labil's

# Bonus Rewards

Get rewarded for investing more into Epilog AI

**$198+**
**Investment**

**StartEngine Owner's Bonus**

This offering is eligible for the StartEngine Owner's 10% Bonus

- Our strong IP position includes 8 patents granted, software, optics and Jabil's robotic manufacturing flow already in place to scale production quickly

*Sources for data above located here: Source 1, Source 2

# *"Artificial Human Vision Technology"*

OUR STORY

## "Vision is The Art of Seeing What is Invisible to Others"

*- Jonathan Swift*

Human eyes are extraordinary in their ability to resolve small details - our vision exceeds an IMAX theater in quality. Vision systems commonly sold in commercial products today have about 2% of the acuity our eyes have. The economics of diminishing returns make building higher quality systems prohibitively more expensive.

Through extensive innovation, Epilog has developed a human-level AI vision system cost-effective for commercial use. We call this "an IMAX in your pocket", it has a cost-performance improvement of about 100x over ordinary systems. It is also protected by 8 patents and made affordable with the advent of fast AI chips and a $100M precision robotic system that can assemble our product in minutes (Jabil)


Image rendered for visualization purposes.

StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

**$500+**
**Investment**
### First Volume Tier
$500+ | Receive a free Exclusive O T-shirt

**$1,000+**
**Investment**
### Second Volume Tier
$1,000+ | Above + VIP Epilog owne off any purchase through 2025 (Li item)

**$5,000+**
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$5,000+ | Early access and one Sh and extra 10% bonus shares

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$10,000+ | Early access to one She and a free upgrade trade for 2 yea extra 10% bonus shares

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$100,000+ | Above + optional Boar

THE PROBLEM

# Current vision systems miss details

We live in a complex world and take for granted our seamless ability to process thousands of objects around us of all sizes and shapes in wide-open spaces like highways, parking lots, warehouses, etc. Current vision systems are limited to large objects within restricted fields of view, for example, people in a corridor or cars nearby on the road ahead. Covering larger spaces or detecting smaller objects is far too expensive and complex using existing technology.



NOT DETECTED
NOT DETECTED
NOT DETECTED
NOT DETECTED
car 0.73
DETECTED


*This image is computer generated to provide an example of current machine vision systems detection capabilities.*

The leading competing solution--patching dozens of ordinary cameras and mixing immature technologies --such as Lidar-- we believe results in systems that are too costly, bulky, complex and unreliable for mass markets.



7 LIDARS
20 cameras



Radar

THE SOLUTION

# Disruptive AI tech is poised to solve real-world problems

Over the past five years, Epilog has developed and is now selling a disruptive new vision technology specifically designed to recognize intricate details in large spaces like roads, parking lots, airports, train stations, etc.  We believe our products have 100x better cost-performance than anything else on the market today and we have 8 patents on the technology. The breakthrough cost savings come from Epilog unique sensor technology, leveraging billions in industry investments to accelerate AI and a partnership with Jabil to mass-produce the product using a $100M precision optical robotic manufacturing process.  We are now in a position to offer an industrial-grade vision device cost-effective for commercial use.



In 2017, Epilog completed the world's first 12K AI camera prototype - the same quality as an IMAX theater. We rapidly transitioned this technology to two closely related products that serve massive emerging markets. The first product retrofits standard camera installations with our 8K AI vision to help manage the flow of vehicles and pedestrians at transportation hubs, parking lots and other similar large spaces. The second product is a driver assistance system that can be added into millions of existing cars to make them self-driving.

into millions of existing cars to make them self-driving.

# Epilog has scalable products for two massive markets

 

**Driver Assistance**          **Queue Management**

- The immediate market for Epilog technology is driver assistance and retrofitting ~50 million cars on the road today, as well as those designed for 2023 and later (source).
- The second market is traffic queue management in large spaces like airports, terminals, industrial and government buildings; tens of millions of currently installed cameras are in need of retrofitting and other sites require new cameras (source)
- Installation of Epilog technology is effortless, as the quality and simplicity of our design reduce cost and effort by 10 times or more (source).





No Autonomy
Basic Assistance
Epilog Compatible
OEM same as Epilog
Driver as backup
Driverless

*source: marketwatch.com*

OUR TRACTION

## Collaboration with major players and products that work!

We already have a number of patents and more pending and we have created a production-ready model in partnership with one of the world's largest contract manufacturers Jabil Optics and in collaboration with several large OEM automotive manufacturers. With 8 patents approved and 1 more pending we are looking to bring our proprietary, Affordable tech to even more industries.





8
Issued Patents
1
Pending Patent

WHAT WE DO

## World's first commercial 8K vision system

We believe Epilog has created the best and lowest cost high-resolution artificial intelligence vision technology available in the world. Building off of years of trailblazing research and innovation, Epilog has developed two distinct products:



Epilog Luma



8K AI Vision

Luma is a reference AI system
that can be customized for use
in cutting-edge vision applications
in automotive, military, robotic, security, and VR.

\* Actual product shown, made in Germany by Jabil and available for purchase now.

**Luma | The world's first low-cost production 8K AI Camera**

Using DSLR-quality optics to cover huge areas with great precision and onboard AI, Luma is ready to change the game.  The production version of Luma will compete favorably on price with the competition (approximately $10K-$50K price range) and include built-in AI processing with the image quality to replace as many as ten standard cameras.  Reducing camera count improves aesthetics, reduces maintenance costs and of course the overall system performance.



**Epilog Sherpa**\*

Driving assistance

Sherpa's compact design
combines Chroma optics with
the world's most advanced AI
processer to safely drive your
car in all conditions.

\* Sherpa is a fully functional prototype.  Graphics renderings are generated
by Epilog software and driving logic is open source code.

**Sherpa | Bringing drive automation to existing cars**

We also developed Sherpa, offering cutting-edge AI and optical capabilities in a small, windshield-mounted device that taps into your car's computer in order to take control of gas, steering and brake, serving as a driver-assisting device. We are accepting Sherpa reservations at $995 (pricing subject to change), which is substantially cheaper than buying a self-driving car (approximately $50K-$100K) or the estimated $3K-$5K option price (e.g. in Tesla Models).

THE BUSINESS MODEL

# Two products bringing the future to you affordably

Epilog is accepting reservations on the entry level Sherpa at $995 (pricing subject to change). The Luma evaluation system is available for purchase now at $4,995 with production versions planned at $2,495 (for the full AI version) and $995 (for an entry level AI device), all pricing may be subject to change. We have lead customers engaged in the transportation sector (airports, train stations, metro areas) to deploy Luma in queue management trials. Epilog's fast-to-market entry strategy will initially offer direct-to-customer sales over online channels while distribution channels are being setup. An optional online subscription packages (estimated $5 per stream) will offer customers more features and insight into their device.

## ~65%
Gross margin on full-price hardware

## ~50%
Margin on subscription offerings



We believe we will make **~60% gross margin on full-price hardware and a ~50% margin on subscription offerings.** Epilog will recruit a base of installers who will offer a bundled product and installation service. Our production partner Jabil is capable of manufacturing up to an estimated 15,000 units a day and will support OEM partnerships.

### HOW WE ARE DIFFERENT

# Leaving our competitors in the (over-priced) dust

Epilog estimates a **10 year lead on the competition**. With 8 patents granted and a dozen more pending, our technology is far more advanced than that of our competitors, and our prices are a fraction of those of other companies. No other company comes close to truly comparing in either the fixed or mobile markets.



The main competitor currently offering a professional-grade 8K camera is Red.com at the $25K-$75K price point, AI not included.  Consumer 8K cameras from Sony, Panasonic, etc. are some years off and will not be automotive/industrial grade.  Other after-market solutions for self-driving are HD quality (6% of Epilog resolution) and unreliable. Traffic monitoring cameras with 8K resolution  cost $10K or more based on old Digital Still Camera (DSC) technology and no built-in AI capability.

THE VISION

# Be the brand leader in fixed and mobile AI Cameras

Having the head start in AI high-definition cameras that we do, we plan to become the leading company in both **fixed and mobile 8K AI cameras**. Research and innovation has driven our company to this point, and we will continue to grow as a team and a brand as we lead the industry forward.

**We are poised to dominate the market for both automobile and smart-city high-resolution AI cameras**

   

| 10 years ahead of competition | 8 patents granted and more pending | Two fully developed AI-powered products | Ready to disrupt billion dollar industries |



*This video contains interviews with Scott Nisbet who is an independent consultant for Epilog Imaging Systems, Inc.

We will lead the market in two main areas: automotive and queue management. We expect the bulk of our cash-flow to come from these areas, and will be supplemented by revenue from our software services.

OUR TEAM

# We bring expertise from elite universities and leading companies

The Epilog team has extensive experience delivering and supporting millions of units of devices and software to business and consumers. Our management has experience leading startups from garage operations to successful exits, including one public offering. Our team has formal scientific training in Physics and computer vision working at prestigious institutions like CalTech, Cornell University and CERN. Our executive team includes a Silicon Valley veteran trained by Steve Jobs and the former director of Intel Capital.





WHY INVEST

# Production-ready product, a fair price and billions of market space

Epilog has world premier technology for high-resolution AI cameras (8K+) with an estimated decade technology lead over the competition, 8 patents granted to date and more pending. **We have fully developed two major AI products ready for production-**- each addressing immediate Billion-dollar markets. We are poised to dominate the market for both automobile and big-spaces high-resolution AI cameras, and we are led by some of the most brilliant minds in the AI camera world.


epilog



**Company launched**

The initial concept was a product Michael licensed from his previous startup, a type of outdoor camera with built in computer vision.

**January 2015**

**January 2016**

**First proto and patents filed**

The original concept was bulky and limited to tracking a single object at a time, so a new solid- state concept based on new AI chips from Nvidia was developed and patented.

**World's first 12K AI camera**

We demonstrated a 100MP prototype at ISCW17 and then made a lower cost 12K version, started engaging with VR and automotive customers.

**March 2017**

**May 2018**

**Jabil Production Sample**

We partnered with Jabil, developed production samples in Jena Germany, using DSLR type lenses and Nvidia GPUs with the goal to customize for OEMs.

**CES exhibits**

We exhibited both at CES and the Jabil VIP suite, then developed Sherpa (full self-driving solution) based on feedback from major automotive OEMs.

**Jan 2019**

**Feb 2020**

**Startengine Launch (Anticipated)**

$1M in Reg CF Bridge funding to build initial production units.

# In the Press

JABIL    CATALYST    prweb

SHOW MORE

# Meet Our Team





## MICHAEL MOJAVER

### Founder and CEO

*My business background is in starting, funding and leading technology companies in the US and international, some publicly traded. I studied/worked at UC San Diego, Cornell University, Fermilab and CERN (Switzerland). My first venture was a microchip design company for vision products. My main area of interest and continuing research is Neural Networks, AI, AR/VR.*



## Lance Mojaver

### Co-Founder and CTO

*Lance is the principal architect and developer for device, client, and server software at Epilog. He has more than six years of experience in real-time video software, creating video cameras from initial hardware design to user-facing product. Lance is passionate about creating cutting-edge vision solutions for robotic and consumer use cases. His most recent area of interest is creating structured 3D data with a single camera through techniques such as SfM.*



### Marc Munford

### Business Development

*Marc leads Epilog's Consumer OEM Market Channel Development. Marc comes to Epilog from an extensive career in Silicon Valley startups. Previously, Marc was co-founder of NetDrive — the first Internet personal storage service (before it was called Cloud). Marc has built and run sales and business development for early stage companies such as Visto/Good Technology, Funambol, Germain Software, Treasure Data, and Wollongong/Attachmate. Marc learned to evangelize breakthrough technology when he was a software engineer early in his career working for Steve Jobs at NeXT. Marc's younger days in football also*



### Dieter Koller

### Research & Algorithm Development

*Dieter has over a decade of management experience at various levels, including VP of Engineering, CTO, and Managing Director. He has a strong technical background within all facets of imaging technologies and computer vision, with applications in biometrics, multimedia, video compression and video processing, computer graphics, embedded technologies, as well as internet applications and new emerging technologies.*

*Dieter finished his Post Doctorate studies in the field of video tracking at University of California at Berkeley and California Institute of*

*brings Epilog connections to
major sports franchise leagues.*



*California Institute of
Technology, after studying
computer science and physics at
Karlsruhe Institute of
Technology (KIT) in Germany.
Dieter currently supports Epilog
remotely from Germany on a
part-time basis.*



## Offering Summary

|  |  |
|---|---|
| **Company** : | Epilog Imaging Systems, Inc. |
| **Corporate Address** : | 75 E. Santa Clara Street, Suite 600, San Jose, CA 95003 |
| **Offering Minimum** : | $9,999.75 |
| **Offering Maximum** : | $1,069,998.75 |
| **Minimum Investment Amount (per investor)** : | $198.00 |

## Terms

|  |  |
|---|---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 13,333 |
| **Maximum Number of Shares Offered** : | 1,426,665 |
| **Price per Share** : | $0.75 |
| **Pre-Money Valuation** : | $9,195,684.75 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### Perks* and Investment Bonus

**Early Bird**

First week get 10% bonus shares

Second week get 5% bonus shares

**Volume**

$500+ | Receive a free Exclusive Owners T-shirt

$1,000+ | VIP Epilog owner 50% off any purchase through 2025 (Limit 1 item)

$5,000+ | Early access free Sherpa and extra 10% bonus shares

$10,000+ | Early access Free Sherpa and free upgrade trade for 2 years and extra 10% bonus shares

$50,000+ | above + dinner with founding team in San Francisco

$100,000+ | above + optional board seat

**\* Expected date of delivery on Sherpa will be within one year of a $500K+ raise**

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Epilog Imaging Systems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.75 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $75.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

**Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.**

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### New contract

7 days ago

On April 16, 2020, Epilog entered a contract with a leading US sports and entertainment (NYSE traded) company to develop the highest resolution camera system in the world. With 64x the resolution of a normal TV, the new camera will be designed to exceed the image quality of an IMAX theater. The development is planned in two phases with a total initial budget of $350K-$500K. Following the successful proof of concept (expected this summer) a full prototype will be developed in anticipation of a multi-million dollar order.

The new camera is being developed to streamline the production of live and recorded content for high resolution displays. An example of this type of display can be found at the Atlanta Mercedes Benz Stadium. A single Epilog camera can fill the entire stadium screen, eliminating the cumbersome process of aligning, operating and editing video from a large cluster of individual cameras to achieve the same. This development accelerates our core mission of being the leading high resolution imaging company in the world and provides another opportunity for the general public to experience Epilog technology first hand. The details of the agreement are currently confidential, and we anticipate a formal press release in the summer time frame.


Image credit: Atlanta Convention & Visitors Bureau

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Epilog AI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Epilog AI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Epilog AI Covid-19 Advisory Statement

about 1 month ago

Overall, management see minimal impact from the Covid-19 virus on Epilog business in 2020 and some foreseeable upsides.

Most people are aware that the San Francisco Bay Area is under a shelter-in-place advisory.

Our team members are in compliance and had previously taken all precautions to stay healthy.

The bulk of our activities this year involve engineering, simulation and software that will not be impacted.

We anticipate minimal impacts from the turmoil in the stock market to our business activities as well.

Epilog's shares are not trading. Also, we are not exposed to accounts payable risk from a large

Epilog's shares are not trading. Also, we are not exposed to accounts payable risk from a large customer base.

We don't have supplier concerns. Jabil's factories in China have already resumed full capacity.

Having navigated the 2008 storm at the helm of a public company, my view is that Epilog is in a favorable position.

We fully anticipated an auto industry recession in 2020 with the significant downturn in Germany last year.

Sherpa was specifically developed to rely on existing and future cars (MY23+) instead of ongoing car sales.

We might also see a boost in our secondary (queue management) business with more government spending this year.

You can see below an AI thermal camera concept we are considering jointly developing with one of our partners.

This unique 8K AI device would install in hours and be able to instantly flag persons with raised body temperatures in a crowd.



## Just crossed $150k and early bird bonus ending soon!

about 2 months ago

We are super excited to report that the Epilog campaign just crossed the $150k mark! Our campaign has had great momentum since the beginning thanks to the tremendous support from the Startengine community. **If you know someone who has not invested in Epilog yet this is an urgent reminder that our early bird bonus opportunity is coming to an end shortley!**

Also I am pleased to announce our webinar series starting next week that will be addressing a number of exciting topics in self-driving technology and artificial intelligence.

Our first webinar is titled **"Self-driving technology, social impact and business opportunities"**.

*This webinar will discuss key components of how self-driving cars work, when the technology can be expected to go mainstream and where it will likely make the most impact around the world first. We will also discuss the business opportunities self-driving technology will create and Epilog's role in it.*

Please visit  our webinar  page to register today.



## A thank you note to our investors

about 2 months ago

March 6, 2020

Dear Investor,

Thanks to your enthusiasm and support, Epilog's crowdfunding campaign rocketed past the $100K mark in under one week. We are now one of the fastest trending companies on the Startengine platform. On behalf of everyone at Epilog, we thank you for making this possible.

I will be updating you again at our next major milestone of $250K which will trigger our production process. If you have any questions, don't hesitate to comment on our campaign page.

Best,

Michael Mojaver

CEO, Epilog AI

END OF UPDATES

## Comments (102 total)

Add a public comment...

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**Helen Ruan** SE OWNER INVESTED 2 days ago
Hi Michael, could you confirm your latest revenue paths: selling highest resolution cameras to sports stadiums allows you to recognize potentially 6-7 figure revenue in 2020; Sherpa sales will be pushed out and previously projected multimillion revenue from Sherpa won't be recognized until 2021? The first Covid-19 prototype refers to the body temp sensor? Will this product generate at least 6 figure revenue this year? When you briefly mentioned the thermal sensor, the webinar had audio issues. I can't find any description of this product concept on your website. Please clarify to help me understand all the different revenue paths and timing. Thank you!

> **Michael Mojaver** - Epilog AI a day ago
> Hi Helen, we currently have six figures in the pipeline with two key customers engaged. Our sales organization will work to grow the number of opportunities by 10x and assuming 10% conversion with business returning to somewhat normal we should see significant revenues in 2020. If the economy further contracts because of Covid-19 we are positioned to add sales through government channels with our high-resolution thermal imaging system (more details on this shortly). Sherpa is (will stay) on track for 2021 deliveries if we finish the current campaign at 500K+. We will still need additional resources to expand testing plus meet regulatory requirements. This is expected through some mix of revenues, contracts and future equity offerings.

contracts and future equity offerings.

**Cory Castagneto**  `SE OWNER`  `7 INVESTMENTS`  4 days ago

Hello Michael...I second the previous poster's comments. I'm very impressed by the progress your team has made in pre-launch marketing (balancing time spent in engineering focus vs networking/marketing for potential sales or partnerships). Typically (for pre-revenue seed stage startups) I do not invest until funding has reached $500-600K (with an average $4-5K investment)...and many other angel investors have a similar approach. It looks like your team is on track to meet those funding numbers fairly soon...given a bit more time. Please considered an extension to your current round. Thanks

> **Michael Mojaver**  - **Epilog AI**  3 days ago
>
> Thanks Cory for the encouragement and it would be awesome to have professional investors on board. Please see comments below to Sean. A possible extension is pending a review in progress now being done in time but not guaranteed. The next few days may be the last opportunity to invest and we will be working hard to increase future valuations for our current investors after that.

**Sean Stobart**  `11 INVESTMENTS`  4 days ago

Michael,
I really like what you are trying to do & love your leadership team.
I usually only invest into these companies if they have raised $1M, do you plan on extending your campaign to get up to that max raise limit of $1M or not? Please advise so I can budget here accordingly.
Can we help you raise $1M?!
Thank you, all the best!

> **Michael Mojaver**  - **Epilog AI**  3 days ago
>
> Hi Sean, Thanks so much for the encouragement and advice. Reaching the $1M cap has been our goal from the beginning and a possible extension is pending a financial review in progress now being completed in time. We currently have sufficient funds to finish production ready samples for the AI queue management market and the first Covid-19 prototype is shipping to a customer next week (update soon.) These products position us to grow the company through an extended economic slowdown if this should be the case. If you like the company invest now, I can't promise we will be able to extend the campaign and you will never see the current valuation again.

**Raymond Hooks**  `SE OWNER`  `12 INVESTMENTS`  `INVESTED`  7 days ago

Congratulations on the contract. What do you think the TAM size is for video cameras in the sports world?

> **Michael Mojaver**  - **Epilog AI**  7 days ago
>
> Thanks Raymond! I believe the sports market is about 10K commercial sites in the US and probably 10x that including high schools and colleges. Don't know the global numbers. Because of the specialty nature of the AI training (for each sport) we explored a collaboration with one of the leading companies in that space last year, called Playsight. I know Chan the CEO and we will be following up with them as soon as our production samples are ready. In theory this application can simply run on our platform and benefit from the same magic as all the other use cases.

**John Goddard**  `5 INVESTMENTS`  `INVESTED`  7 days ago

Amazing technology! Huge market!. More and more applications of this technology coming to light (MB Stadium in Atlanta for example). Keep up the great work! I think you may be on your way to a billion dollar plus company.

> **Michael Mojaver**  - **Epilog AI**  7 days ago
>
> Thanks John for the kind words, we are energized by the amazing support from the Startengine community and working around the clock to make this a success for our investors.

**Helen Ruan** SE OWNER INVESTED 18 days ago
Hi Michael, your team seems to be streaming the webinar for the past 11 minutes, but there's no speaker and no content. We can only hear someone type on their keyboards and see an empty blue screen with your logo. Is anyone working on this Webinar technical issue?

> **Michael Mojaver** - Epilog AI 18 days ago
> Hi Helen, We were having some technical issues. It's been rescheduled to same time tomorrow.

---

**Cecil Dunbar** 1 INVESTMENT INVESTED 19 days ago
When are the extra 10% shares going to be distributed. I don't see it in my account.

> **Michael Mojaver** - Epilog AI 19 days ago
> Hi Cecil, the bonus shares will be assigned at the conclusion of the campaign.

---

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

**Video 1: Sherpa – Retrofit your car with self-driving AI**

**https://www.youtube.com/watch?v=8KRTdOQb9FU&feature=youtu.be**

Driving can be hard. Accidents, traffic, construction, can make something that most people do everyday into a chore. We're here to change that.

Introducing Sherpa, a new way to make driving better. It's a windshield-mounted device that taps into your car's computer and uses AI to automate city and highway driving.

Designed to complement your existing cruise control system, simply plug into your vehicle, and activate cruise control, and Sherpa will apply gas, steering, and brake until you take back control.

Utilizing advance 8k optics and cutting-edge AI algorithms with millions of miles of driving experience, Sherpa evaluates your surroundings in real time so it's able to confidently drive in stop and go traffic, avoid obstacles on the road, and recognize stop signs and traffic lights.

Each day, Sherpa learns from your local roads to perform better on your future drives and our goal is to eventually automate your entire commute.

Adding Sherpa to your car is fast and easy. We'll offer free installation at our nationwide partner locations and plan to support most cars by the end of 2020. It's for making your commute less stressful, journeys around town safer, and road trips more fun.

The future of driving is here. Hop in.

**Video 2: Epilog Technology Overview**

**https://youtu.be/sRBOLiZAs48**

[On Screen]:

A Jabil Success Story

Epilog

Industrializing a Super High-Resolution ADAS Video Camera

Michael Mojaver:

Epilog's vision is to match human vision quality for machines. And autonomous vehicles you have the problem of being able to identify objects on the road at distance or and all around you.

Marc Munford:

And there's a lot of buzz around lidar radar and some of the other sensor solutions, but Epilog so far is the only one advancing video technology to support vehicle autonomy.

Scott Nisbet:

And up until now you've had to have several 4k cameras or HD cameras positioned around the car. Sometimes, you know, depending on the manufacturer, there can be 17, 20 cameras. We have a viable alternative so that you can have one camera.

Michael Mojaver:

So we have developed a highly integrated solution that works very much like the human eye, low power, and it has the same type of capabilities.

For this particular product I think it's so incredibly complex to manufacture. We wanted to have a partner that we could trust that could deliver high quality product. And when we look in particular in the optics area, Jabil is number one in the world and so it was the perfect partnership for us.

Yovav Ofri:

When it comes to the Epilog camera, really what we were trying to do is take a disruptive innovative idea and turn it into a product. and to do that we leverage our vertically integrated capabilities in process development, optics design, electromechanical design, in electronics, as well as obviously support from our other divisions such as quality and supply chain.

Marc Munford:

And Jabil's world-class industrial-level, manufacturing expertise that produces world-class industrial level products is key to cementing relationships. Jabil's relationship makes Epilog a much less risky value proposition.

Michael Mojaver:

So, for this project, Jabil designed electronics, the mechanicals, and also the optics. The electronics was

particularly challenging if you have gigahertz speed circuitry and there are multiple processors and a lot of high-speed design work that was done. And they did an excellent job. Everything worked first time, so we were able to get to market quickly.

Marc Munford:

Software is scalable. Edge computing power is scalable. Production techniques and production expertise is really where Jabil's forte comes in. And all these converge to advance and deliver the next generation of video technology to mass markets. This compares to the very high-end solutions today from Hollywood movie cameras and military satellites that costs tens or hundreds of thousands of dollars.

We expect to bring our technology to market in the autonomous vehicle space at the hundreds of dollars price point.

Scott Nisbet:

With the help of Jabil, Epilog's technology allows this to come to a point where the cost can be not only able to go into cars, but maybe into more security cameras, but also eventually into consumer products so you can basically have an IMAX in your pocket.

Michael Mojaver:

We tremendously enjoyed working with Jabil on this project and we have a lot of strategy in different areas...people that think alike and have the same kind of enthusiasm about the type of product

that we're developing. And we certainly look to build on this relationship in the future.

[Music]

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

*State of Delaware*
*Secretary of State*
*Division of Corporations*
*Delivered 11:52 AM 06/28/2010*
*FILED 11:52 AM 06/28/2010*
*SRV 100694905 - 4825424 FILE*

# CERTIFICATE OF INCORPORATION

## OF

## Biotronix Corporation

FIRST.  The name of the corporation is Biotronix Corporation

SECOND.  Its registered office in the State of Delaware is located at 1521 Concord Pike, Suite 301, in the City of Wilmington, County of New Castle, Zip Code 19803.  The registered agent in charge thereof is United States Corporation Agents, Inc.

THIRD.  The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH.  The total number of shares of all classes of stock which the corporation shall have authority to issue is 30,000,000, of which 25,000,000 shares of par value $0.0001 per share shall be designated as Common Stock and 5,000,000 shares of par value $0.0001 shall be designated as Preferred Stock.  Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitation and restrictions thereof, which are permitted by the Delaware General Corporation Law, of the shares of each series of Preferred Stock. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such series, voting together as a single class.

FIFTH.  The incorporator of the corporation is LegalZoom.com, Inc., 7083 Hollywood Blvd., Suite 180, Los Angeles, CA 90028.

SIXTH.  The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH.  Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH.  The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty shall be eliminated to the fullest extent permissible under Delaware law.  The corporation is authorized to indemnify its directors and officers to the fullest extent permissible under Delaware law.

IN WITNESS WHEREOF, the undersigned incorporator has executed this Certificate of Incorporation on the date below.

Date:  June 25, 2010

LegalZoom.com, Inc., Incorporator

By: _____

Sheila Dang, Asst. Secretary



NUTO

A0805998

# Secretary of State

**ASDC**

## Amended Statement by Foreign Corporation

(Name Change ONLY)

FILED
Secretary of State
State of California
NOV 22 2017

**IMPORTANT — Read Instructions before completing this form.**

**Additional Requirements:**

- **Certificate Showing the Name Change:** If the legal name of the foreign corporation has changed in the state, foreign country or place of formation, this form **must be submitted** with a current certificate issued by the government agency where the foreign corporation was formed that certifies the change of name and includes both the old and new corporate name. (California Corporations Code section 2107.) **Note:** A certified copy of the name change amendment does not meet California statutory requirements.
- **Certificate of Name Approval (Insurers ONLY):** If the foreign corporation is subject to the Insurance Code as an insurer, this form also **must be submitted** with a Certificate of Name Approval issued by the California Insurance Commissioner. (California Corporations Code section 2106.5.)

**Filing Fee – $30.00**

**Copy Fees** – First page $1.00; each attachment page $0.50; Certification Fee - $5.00 plus copy fees

**This Space For Office Use Only**

**1. Corporate Name** (Enter the **exact** name of the foreign corporation as it is recorded with the California Secretary of State.)

Biotronix Corporation

**2. New Corporate Name** (Enter the new name of the foreign corporation. **Note:** The certificate from the government agency where the corporation was formed, as noted in the "Additional Requirements" section above, is not required if legal corporate name has not changed and you are merely filing this form to delete or change a "doing business as" name.)

Epilog Imaging Systems Inc.

**3. Jurisdiction** (Enter the state, foreign country or place where this corporation is formed – **must match** the jurisdiction on the records of the California Secretary of State.)

Delaware

**4. 7-Digit Secretary of State File Number**

3417772 ~~4025424~~

**5. Read and Sign Below** (**See Instructions.** Office or title not required. Do not use a computer generated signature.)

I am a corporate officer and am authorized to sign on behalf of the foreign corporation.

M. Mo[signature] — Signature

Michael Mojaver — Type or Print Name

ASDC (REV 05/2017)

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THAT THE SAID "BIOTRONIX

CORPORATION", FILED A CERTIFICATE OF AMENDMENT, CHANGING ITS

NAME TO "EPILOG IMAGING SYSTEMS INC." ON THE TWENTY-SEVENTH DAY

OF JULY, A.D. 2015, AT 12:30 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

4825424  8320
SR# 20173638837

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202592550
Date: 05-24-17